April 9, 2015

Filed as Correspondence VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel Assistant Director

Re:	ERF Wireless, Inc. Preliminary Information Statement on Schedule 14C Filed March 27, 2014 File No. 000-27467

Ladies and Gentlemen:,

On behalf of ERF Wireless, Inc., a Nevada corporation (the “Company”), I am hereby filing this response to the comments contained in the Staff’s letter dated April 01, 2015, from Mr. Larry Spirgel, Assistant Director of the Division of Corporation Finance, to me on behalf of the Company concerning the Company’s Preliminary Information Statement on Schedule 14C filed on March 27, 2014.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “ERF Wireless, Inc.,” “we,” “us,” “our,” the “Company” and similar designations refer to ERF Wireless, Inc. and its subsidiaries.

Schedule 14C

Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership Table, page 3

Comment:

1.	We note that a 13G/A was filed on January 16, 2015 stating a shareholder has beneficial ownership of 9.99% subject to a contractual cap under a Convertible Promissory Note and Warrant. Please explain why this party is not included in your beneficial ownership table. Additionally, please advise if any other persons hold more than five percent beneficial ownership of your shares.

Response:

The record date of the Preliminary14C is March 20, 2015, and on that date there were 600,133,016 shares of common stock issued and outstanding. The 13G/A filed on January 16, 2015, with a shareholder holding 9.9% of the common stock at that time of 2,498,923 common shares only represented .42% of the issued and outstanding as of the record dare and therefore was not included in the beneficial ownership table. We are not aware of any other shareholder that has not been identified in the Preliminary 14C owning more than five percent of our shares.

Proposal No. 1:

Common Stock, page 4

Comment:

2.	Please revise your disclosure to include the number of common stock shares issued and outstanding on the Record Date.

Response:

We have revised our disclosure to include that there were 600,133,016 shares of common stock issued and outstanding on the Preliminary 14C record date of March 20, 2015.

Warrants and Convertible Debt, page 5

Note 6 – Common Stock, Preferred Stock and Warrants, page 46

Comment:

3.	We note your disclosure that you do not believe that you currently have any warrants outstanding that will be exercised before their expiration date and have not reserved any shares for that purpose. Please advise your basis for this belief.

Response:

We concluded, based on the table below that summarizes all of the Company’s outstanding warrants and using the current $0.0001 recent trading price of the common stock as the basis for our belief, that no reserve for the warrants is required.

Expiration Date	No. of Warrants	Exercise Price

3/5/2018	371	$320.00
4/2/2018	122	$300.00
4/2/2018	36	$320.00

Comment:

4.	We note your disclosure under the heading Reason for the Increase to Authorized Common Stock states that to fulfill contractual obligations associated with previous financing you could be obligated to issue up to approximately 4,000,000,000 shares. Please revise your disclosure to describe in greater detail this prior financing and to disclose the number of shares held in reserve for the Convertible Promissory Note referenced in the 13G/A filed January 16, 2015. Additionally, if other convertible promissory notes are outstanding please disclose how many shares are held in reserve to satisfy those obligations.

Response:

Currently the Company has multiple convertible debentures as reported in our SEC filings with a current outstanding unconverted balance of approximately $1.6 million dollars. In addition, the Angus Capital Partners Line of Credit has a current balance of approximately $4.3 million dollars and can be converted into common stock. When these two convertible requirements are compared to a 120-day closing stock price average the result is a requirement of slightly less than 4,000,000,000 shares. There are no shares held in reserve for the 13G/A filer of January 16, 2015. All reserve balances for all convertible debt holders currently is 242,334,252.

Reason for the Increase to Authorized Common Stock, page 5

Comment:

5.	Please provide quantified disclosure regarding the impact of the increase in authorized shares of common stock that will result from the amendment to the articles of incorporation. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective.

Response:

The Company has amended the 14C Information Statement to include the following tables set forth information requested in this comment.

6/23/2014
Issued and			Unreserved
Outstanding	Authorized	Reserved*	and Unissued
709,925,683	975,000,000	242,334,252	22,740,065

*Reserved for four convertible notes

After Increase
			Unreserved
Outstanding	Authorized	Reserved	and Unissued
709,925,683**	9,975,000,000	242,334,252***	9,022,740,065

**Plus any shares issued from reserves in the interim
***Less any shares issued from reserves in the interim

Item 11. Executive Compensation

Summary Compensation Table, page 9

Comment:

6.	Please revise your summary compensation table to include the compensation information for the most recently completed fiscal year.

Response:

We have amended the 14C Information Statement to include summary compensation information for the most recently completed fiscal year.

In submitting our responses to the Commission’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dr. H. Dean Cubley

Chairman & CEO